UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)) UNDER THE

SECURITIES EXCHANGE ACT OF 1934

pladeo corp.

(Name of Issuer)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

726132 10 3

(CUSIP Number)

JOEL C. SCHNEIDER

625 E. 70th Avenue

Denver, CO 80229

(516) 729-9495

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

     February 26, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. *

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 726132 10 3 Page 2 of 5 Pages

1.		Name of Reporting Persons. Joel C. Schneider
2.		Check the Appropriate Box if a Member of a Group (a) □ (b) □
3.		SEC Use Only
4.		Source of Funds PF – Personal Funds
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	□
6.		Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,502,000
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 12,502,000
	10.	Shared Dispositive Power
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,502,000
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares *
13.		Percent of Class Represented by Amount of Row (11) 70.0%
14.		Type of Reporting Person IN

CUSIP No. 726132 10 3                                                                                                                                                    Page 3 of 5 Pages

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, $0.001 par value, of Pladeo Corp., a Nevada corporation ("Company" or "Issuer"). The address of the principal executive office of the Company is 625 E. 70th Avenue, Denver, CO 80229.

Item 2. Identity and Background.

(a) Names: Joel C. Schneider (the "Reporting Person").

(b) Residence or Business Address of Reporting Person:

625 E. 70th Avenue, Denver, CO 80229.

(c) Present principal occupation or employment of Reporting Persons:

President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer of Pladeo Corp. and Attorney at Law with Sommer & Schneider, LLP.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) Citizenship: Mr. Schneider is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

PF-Personal Funds

AF-Affiliate

Acquisition of Shares of the Issuer

Mr. Schneider purchased 8,000,000 shares of the Company's Common Stock through a private transaction with Lisbeth Guerrero on February 26, 2012.

The Company closed an acquisition with Capital Growth Corporation and its shareholders on March 14, 2014 wherein the shareholders of Capital Growth Corporation exchanged their shares of Capital Growth Corporation for shares of common stock of the Company. Mr. Schneider, a shareholder of Capital Growth Corporation, received 4,502,000 shares of the Company's Common Stock at closing.

CUSIP No. 726132 10 3                                                                                                                                                    Page 4 of 5 Pages

Item 4. Purpose of Transaction.

See Item 3 above.

The Reporting Person has no plans which relate to or would result in:

        (a) the acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

        (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the issuer or of any of its subsidiaries;

        (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the issuer;

        (f) Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

        (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

        (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

         (a) Mr. Schneider owns all 12,502,000 shares directly and his ownership is based on an aggregate of 17,860,000 shares outstanding as of the date of this filing.

         (b) Mr. Schneider has sole power to direct the vote and sole power to dispose or to direct the disposition of the 12,502,000 shares of the Company's Common Stock owned directly by him. (See Rows 7-10 of page 2 herein.)

         (c) Please see Item 3 above for the description of the transaction relative to the shares acquired by the Reporting Person.

CUSIP No. 726132 10 3                                                                                                                                                    Page 5 of 5 Pages

(d) The Reporting Persons knows of no other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares or derivative securities.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

Except for as outlined herein, the Reporting Persons has no contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 25, 2014	By:	/s/ Joel C. Schneider
Joel C. Schneider, an individual